Exhibit 99.3

PRESS RELEASE
SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)
COMPLETES US$8.5 BILLION PROJECT FINANCING FOR JUBAIL REFINERY
DHAHRAN, SAUDI ARABIA AND PARIS, FRANCE
June 25, 2010 - SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP), a company that is 62.5% owned by Saudi Aramco and 37.5% owned by TOTAL signed on June 24, 2010, the finance documents for US$8.5 billion of senior project finance facilities that have been secured for the Jubail refinery.
The availability of the financing marks another important step in the progress of this 400,000 barrels per day world-class, full conversion refinery in Jubail, Saudi Arabia, which is scheduled to be operational in 2013.
Finances totalling US$8.5 billion were secured from multiple sources including US$4.01 billion from the Public Investment Fund and Export Credit Agencies (covered and direct), and US$4.49 billion from commercial financial institutions.
The senior loan facilities have a tenor of 16 years with an all in pricing of 1.85% (above LIBOR) for the US Dollar commercial and Export Credit Agencies (ECA) covered loan facilities.
The financing has been very well received by a diverse group of local, regional and international banks, with commitments received for over US$13.5 billion.
The International Initial Mandated Lead Arrangers are:
Credit Agricole - CIB; Société Générale; Kfw - IPEX Bank; Deutsche Bank; HSBC; Bank of Tokyo-Mitsubishi UFJ; Mizuho Corporate Bank; Standard Chartered Bank; Sumitomo Mitsui Banking Corporation; Export Development Canada; Arab Bank; Barclays; Citibank; JP Morgan; Royal Bank of Scotland; Arab Petroleum Investments Corporation; and Gulf International Bank.
The Saudi Arabian Initial Mandated Lead Arrangers are:
Banque Saudi Fransi; Riyad Bank; Samba Financial Group; Arab National Bank; Saudi British Bank; National Commercial Bank; Al Rajhi Bank; Alinma Bank; Saudi Hollandi Bank; Islamic Development Bank; Bank Al-Jazira; and Saudi Investment Bank.
Participation from Export Credit Agencies includes the following:
Korea Export Insurance Corporation (KEIC); Compañía Española de Seguros de Crédito a la Exportación (CESCE); Export-Import Bank of Korea (K-EXIM); Compagnie Française d’Assurance pour le Commerce Extérieur (COFACE); Japan Bank for International Cooperation (JBIC); Nippon Export and Investment Insurance (NEXI); and Euler Hermes Kreditversicherungs-AG (Hermes).
Credit Agricole CIB and Banque Saudi Fransi have acted as financial advisors to SATORP and Allen & Overy as SATORP’s international and local legal counsel.

Société Générale has acted as Documentation Bank on the conventional tranche and Crédit Agricole CIB as Documentation Bank for the Islamic Tranche. Linklaters LLP has acted as lenders’ international legal counsel and Abdulaziz H. Fahad as lenders’ local legal counsel.
When completed, the refinery will be one of the most advanced refineries in the world and will process Arabian Heavy crude. Its products will fulfil the most stringent specifications, to meet the rising demand for environmentally-friendly fuels.
The full-conversion refinery will maximize production of diesel and jet fuels and will also produce 700,000 metric tons per year (t/y) of paraxylene, 140,000 t/y of benzene and 200,000 t/y of polymer-grade propylene.
The synergies between Saudi Aramco and TOTAL lie in the fact that both companies bring knowledge and expertise to the joint venture company. Saudi Aramco’s crude oil supply is located near Jubail, a world-class industrial area and TOTAL is an international oil company with a fully integrated value chain and a global presence.
****
About Saudi Aramco
Owned by the Saudi Arabian Government, Saudi Aramco is a fully-integrated, global petroleum enterprise, and a world leader in exploration and producing, refining, distribution, shipping and marketing. The company manages proven reserves of 260 billion barrels of oil and manages the fourth-largest gas reserves in the world, 263 trillion cubic feet. In addition to its headquarters in Dhahran, Saudi Arabia, Saudi Aramco has affiliates, joint ventures and subsidiary offices in China, India, Japan, the Netherlands, the Republic of Korea, Singapore, the United Arab Emirates, the United Kingdom and the United States. For more information, go to www.saudiaramco.com
About Total
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas and power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. For more information, go to www.total.com
****
For further media information:
Saudi Aramco
Neville Roome
Phone: +966 3 874-5350
E-mail: neville.roome@aramco.com
TOTAL
Michael Crochet-Vourey
Phone: + 33 14 744-8133
Email: michael.crochet-vourey@total.com